

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Via E-mail
Brian J. Bohunicky
Chief Financial Officer
Oragenics, Inc.
3000 Bayport Drive, Suite 685
Tampa, FL 33607

      Re: Oragenics, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 30, 2011
              File No. 001-32188

Dear Mr. Bohunicky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors, Executive Officers and Corporate Governance
Director Independence, page 58

1. We note your application of NASDAQ Capital Markets listing standards in determining director independence. Please provide us with the analysis underlying your determination that Christine Koski and Robert Koski are independent within the context of Marketplace Rule 5605(a)(2). Your analysis should explain and specifically address your consideration of each of their relationship with the Koski Family Limited Partnership, your controlling shareholder and holder of more than $7 million of promissory notes pursuant to the Credit Facility upon which, as you disclose on page 22, you depend for continuing liquidity and operations. It is unclear to us how such relationships would not preclude a determination that Christine Koski and Robert Koski are independent. Alternatively, please revise your disclosure to exclude Christine Koski and Robert Koski from the list of independent directors.

Item 11. Executive Compensation
New 2010 Employment Agreements – Key Employees, page 64

2. Please file a copy of your employment agreement with Dr. Martin Handfield as required by Item 601(b)(10)(iii)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell at (202) 551-3873, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director